UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated May 13, 2010.

SIGNATURE

Pursuant to the requirements of the0 Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Yael Peretz
Yael Peretz
General Counsel

Dated: May 13, 2010

BluePhoenix Names Nir Peles as Chief Financial Officer; Robert I. Levy will join the Board of Directors

Herzliya, Israel – May 13, 2010 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that Varda Sagiv, its Chief Financial Officer for the past three years, has decided to resign from her position to explore other business opportunities.

Mr. Nir Peles, who has successfully served as a Business Development Manager at Shiraz Investments and as a financial consultant at BDO Consulting Group prior to that, will assume the CFO position at BluePhoenix. Mr. Peles holds a BA in economics and accounting from the Hebrew University, an MBA from Tel Aviv University and MA in Law from Bar Ilan University. Mr. Peles is a certified public accountant in Israel. His proven professional and personal skills are highly regarded, and, with the full support of the board of directors, management and the finance department, a smooth transition is anticipated.

Mr. Robert I. Levy was nominated by the Board of Directors to serve as a Director. He will join as a director if approved by the Company’s shareholders at the shareholders meeting which is expected to be held by July 2010. Mr. Levy is an Executive Vice President and Chief Product Officer at Progress Software. Previously, Mr. Levy was Executive Vice President and Chief Technology Officer at BEA Systems and Senior Vice President and Chief Technology Strategist at Computer Associates.

"I would like to thank Varda for her contribution to BluePhoenix," said Arik Kilman, Chief Executive Officer, BluePhoenix Solutions. "Varda played a key role in defining our corporate strategy and financial goals, and we are extremely grateful to have had her leadership. Varda successfully managed our financial team through a challenging economic period."

"I am pleased to welcome Nir to his new role," added Mr. Kilman. “Nir will play an important role in implementing our short-term and longer-term strategic and financial goals. I am confident that Nir will be a significant and valuable addition to our team.”

“We are excited that Robert Levy is joining our Board of Directors as he brings with him years of experience in the IT industry and his contribution will be significant.” concluded Mr. Kilman.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 13 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Romania, Russia, Cyprus, Australia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects’, “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the mergers and acquisitions pursued by the Company from time to time; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Nir Peles
BluePhoenix Solutions
+972-9-9526110
 NPeles@bphx.com